Rec'd 9/29/06 CM

19
10/30

06050634

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
SEP 29 2006
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zions Direct, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street, 17th Floor
(No. and Street)

Salt Lake City	Utah	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Weinle (801)524-4731
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

60 E. South Temple, Suite 800	Salt Lake City	Utah	84111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sharon Weinle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zions Direct, Inc., as of February 27, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
LYNDSEY COPPIN
1 S Main St Ste 600
Salt Lake City, UT 84111
My Commission Expires
December 8, 2008
STATE OF UTAH

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Consolidated Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Auditors

The Board of Directors
Zions Direct, Inc.

We have audited the accompanying consolidated statement of financial condition of Zions Direct, Inc. (the Company) (a wholly-owned subsidiary of Zions First National Bank) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 22, 2006

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Consolidated Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 6,607,178
Cash segregated and on deposit for federal and other regulations	1,566,374
Cash deposits with clearing organizations	3,337,977
Receivables from brokers, dealers, and others	468,391
Receivables from affiliates	581,440
Securities borrowed	6,580,250
Securities owned, pledged as collateral, at fair value	7,976,129
Fixed assets, at cost, less accumulated depreciation and amortization of $432,729	147,802
Goodwill and other intangible assets	3,135,616
Accrued interest receivable	137,673
Deferred income tax asset	301,979
Prepaid expenses	214,624
Other assets	9,452
Total assets	$ 31,064,885
Liabilities and stockholder's equity	
Payables to brokers, dealers and others	$ 406,035
Securities sold, not yet purchased, at fair value	3,845,764
Payables to customers	788,912
Deferred income tax liability	568,512
Accrued interest payable	49,051
Employee compensation payable	1,190,329
Other liabilities and accrued expenses	1,047,288
Total liabilities	7,895,891
Stockholder's equity:	
Common stock (50,000 shares authorized, issued, and outstanding; $1 par value)	50,000
Additional paid-in capital	16,933,334
Retained earnings	6,185,660
Total stockholder's equity	23,168,994
Total liabilities and stockholder's equity	$ 31,064,885

See accompanying notes to consolidated financial statements.

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Notes to Consolidated Statement of Financial Condition

December 31, 2005

1. Organization and Ownership

The consolidated financial statements include the accounts of Zions Direct, Inc. and its subsidiary (collectively, the "Company"). Grant-Hatch & Associates, Inc. ("Grant-Hatch"), a property and casualty insurance commission agency, is a wholly-owned subsidiary of Zions Direct, Inc. Zions Direct, Inc. was formerly known as Zions Investment Securities, Inc. On November 30, 2005, Zions Investment Securities, Inc. officially changed its name to Zions Direct, Inc. The Company is a wholly-owned subsidiary of Zions First National Bank ("ZFNB" or "Parent"). ZFNB is a wholly-owned subsidiary of Zions Bancorporation. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is registered as a broker and dealer under the Securities Exchange Act of 1934, and as a registered investment advisor under the Securities Exchange Act of 1940. All material intercompany accounts and transactions have been eliminated in consolidation.

The Company provides comprehensive brokerage services to its client base, including soliciting and effecting transactions in fixed income products, mutual funds, equities, unit investment trusts, annuities and insurance policies, municipal securities, and various other investment products. Trades for options are effected but not solicited.

In 2004 the Company launched *zionsdirect.com*, its new online brokerage service. The Company also has registered representatives in its principal markets of Utah, Idaho, Nevada and Arizona. The Company may act as principal in corporate bond transactions through various electronic trading platforms.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing most transactions through Pershing LLC, a division of BNY Securities Group Co. (the "clearing broker"), on a fully disclosed basis. On a limited basis, the Company will self-clear a small number of annuity transactions and mutual fund transactions directly with the providers. The Company will neither carry customer balances nor act as custodian for customer securities.

For principal securities transactions, the Company also operates a self-clearing, fixed income trading division. The Company has contracted with its Parent to provide certain systems and clearing services and support.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies as cash equivalents all highly liquid investments with no restrictions that have an original maturity date of three months or less. The Company's cash and cash equivalents are carried at cost, which approximates market value.

Cash Deposits With Clearing Organizations

The Company has obtained membership in the National Securities Clearing Corporation ("NSCC") with respect to its securities business. The NSCC requires a cash deposit relative to the Company's clearance activity.

Securities Transactions

Securities Borrowed/Securities Loaned

Securities borrowed and loaned are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. It is the Company's policy to take possession or control of securities borrowed. The Company is required to provide securities to counterparties in order to collateralize lending agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. There were no securities loaned at December 31, 2005.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions (continued)

In the normal course of business, the Company borrows securities on terms that permit it to repledge or resell the securities to others. At December 31, 2005, the Company obtained approximately $6.6 million of securities on such terms, the majority of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Securities Owned/Securities Sold, Not Yet Purchased

Principal securities transactions and the related revenues and expenses are recorded on a trade date basis. All securities owned and securities sold, not yet purchased consist of corporate debt securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Market value is generally based on current market prices. If current market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Securities sold, not yet purchased represent obligations to deliver specified securities at contracted prices. The Company is obligated to acquire such securities at the prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Arbitrage positions included in securities owned and securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion, or reorganization and selling or buying a security or securities to be received upon the exchange, conversion, or reorganization.

Commission Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis for all retail and principal security transactions.

2. Summary of Significant Accounting Policies (continued)

Commission Revenue Recognition (continued)

The Company records premiums and commissions receivable from clients, premiums payable to insurance companies, and the related commissions income on the later of the effective date of the policy or the billing date.

The Company records commissions on premiums billed and collected directly by insurance companies and contingent commissions when the Company receives data from the insurance companies that allows the Company to reasonably estimate these amounts. The Company is able to reasonably estimate these amounts when it receives the cash, the notification of the amount due from the insurance companies, or the insurance policy detail from the insurance companies. The Company receives contingent commissions from insurance companies as additional incentive for achieving specified profit goals and/or the loss experience of the insurance placed by the Company. The Company records commission adjustments, including policy cancellations and override commissions, when the adjustments become reasonably estimable.

Underwriting Revenue

Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is complete and the income is reasonably determinable.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives, which range between three and ten years.

2. Summary of Significant Accounting Policies (continued)

Goodwill and Identifiable Intangible Assets

Goodwill results from acquisitions made by the Company and represents the excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired. Beginning in January 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and does not amortize goodwill and intangible assets deemed to have indefinite lives. Such assets are now subject to annual specified impairment tests. Acquired customer list intangibles are amortized on a straight-line basis using an estimated useful life of 10 years.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

3. Cash Segregated Under Federal Regulations

As of December 31, 2005, the Company's cash balance segregated and on deposit for federal and other regulations has been deposited in a special reserve bank account for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3(e).

4. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from and payables to brokers, dealers, and others are amounts due on unsettled principal securities transactions and payables for clearing charges.

Also included in the receivables from brokers, dealers, and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions, net of payables for clearing charges.

5. Transactions with Customers

For transactions in which the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by Zions Bancorporation. Generally, the Company files separate state and local income tax returns; however, where applicable, it is included in a combined state income tax return with Zions Bancorporation and certain other subsidiaries of Zions Bancorporation. State and local taxes have been provided for in these consolidated financial statements on separate entity income at the effective rate of the Company. There were no significant reconciling items at December 31, 2005.

As of December 31, 2005, current income taxes receivable from affiliates totaled $286,382, which is included in receivables from affiliates.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reflected without reduction for a valuation allowance. Deferred tax assets of $301,979 relate principally to retirement benefits, deferred compensation agreements, and accrued bonuses. Deferred tax liabilities of $568,512 relate principally to identifiable intangible assets related to customer lists purchased in the acquisition of Grant-Hatch.

7. Benefits

The Company participates in the defined benefit pension plan of Zions Bancorporation, covering certain eligible employees. The plan was amended January 1, 2003. New employees subsequent to that date are not allowed to participate in the amended plan. The Company funds this program based on allocated amounts as determined by Zions Bancorporation; however, there was no funding requirement in the current year for this plan. The Company also participates in other trustee retirement plans covering all qualified employees who have at least one year of service.

The Company provides certain postretirement health care benefits to retirees under Zions Bancorporation's defined benefit health care plan. Under the plan, employees hired subsequent to December 31, 1992 are not entitled to postretirement health care benefits.

Actuarially determined information for the pension and postretirement health care benefits is disclosed in the consolidated financial statements of Zions Bancorporation. As of December 31, 2005, the Company had recorded a postretirement benefit obligation related to the postretirement healthcare benefits of $73,450, which is included in other liabilities and accrued expenses.

Effective January 1, 2003, a profit sharing plan was added for certain employees. The profit sharing contribution is discretionary and the contributions may range from 0% to 6.0% of eligible compensation based upon the return on average common equity of Zions Bancorporation for the year. For the year ended December 31, 2005, the contribution percentage was 4%.

8. Share-Based Compensation

The Company's employees participate in various incentive plans administered by Zions Bancorporation. During 2005, Zions Bancorporation adopted a new employee stock option and incentive plan, allowing Zions Bancorporation to grant stock options and issue restricted stock. This new plan replaced the previous qualified and nonqualified plans. Options granted to employees under the new and previous plans vest at the rate of one third each year and expire seven years after the date of grant. At the time of adopting the new plan, Zions Bancorporation discontinued the broad-based employee stock option plan; however, existing options continue to vest at the rate of one third each year and expire four years after the date of grant.

8. Share-Based Compensation (continued)

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), *Share-Based Payment*. SFAS 123R requires that all share-based payments to employees, including grants of employee stock options, be charged to operations based on their fair values. Previously, Zions Bancorporation did not recognize the cost of employee stock options in operations. Zions Bancorporation will adopt SFAS 123R effective January 1, 2006 and any compensation expense related to the Company's employees will be allocated to the Company. The impact of adopting SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would not have been material.

9. Net Capital Requirement

As a registered broker-dealer with the SEC and NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2005, the Company had net capital, as defined by the Rule, of $18,183,979, which was $17,933,979 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1 at December 31, 2005.

10. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities borrowing agreements, and receivables from brokers, dealers, and others are carried at fair value or contracted amounts, which approximates fair value. Similarly, liabilities, including securities sold, not yet purchased, securities lending agreements, payables to brokers, dealers, and others and payables to affiliates are carried at fair value or contracted amounts approximating fair value.

11. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities in which the counterparties primarily include broker-dealers, financial institutions, and other institutional customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to credit risk related to securities borrowed transactions has been considered in the computation of net capital.

12. Goodwill and Other Intangible Assets

Included in goodwill and other intangible assets is $1,785,616 of goodwill, none of which is tax deductible for federal income tax purposes, and $1,350,000 of customer lists, net of accumulated amortization of $650,000.

13. Commitments and Contingent Liabilities

The Company is contingently liable to certain of the former shareholders of Grant-Hatch for performance-based compensation up to a maximum of $418,000 in the aggregate, which is included in other liabilities and accrued expenses.

13. Commitments and Contingent Liabilities (continued)

The Company is defendant to lawsuits incidental to its securities and insurance business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's consolidated financial position.

14. Related Party Transactions

The Company maintained $8,173,552 in cash and cash equivalent accounts, including cash on deposit pursuant to Rule 15c3-3 reserve requirements, with ZFNB as of December 31, 2005.

The Company's office space is located primarily in certain ZFNB banking facilities.

14. Related Party Transactions (continued)

The Company has a lease and administrative services agreement with ZFNB and its affiliates. The agreement stipulates that ZFNB and its affiliates are to receive 35% of revenues on certain products generated by the Company's sales representatives as additional lease compensation in fiscal year 2005. The amounts paid to ZFNB offset operating expenses incurred.

In addition, as noted above, the Company has a line of credit in the amount of $125 million bearing interest at one year LIBOR plus 1.1% (4.2% at December 31, 2005) with ZFNB, of which, there was no outstanding balance at December 31, 2005. The line of credit is renewable on an annual basis.

An additional line of credit was added in 2004 in the amount of $80 million bearing interest at three month LIBOR plus 95 basis points (5.0% at December 31, 2005) with Zions Bancorporation. There was no outstanding balance at December 31, 2005.

The Company, with respect to its securities business, has entered into a clearing contract with ZFNB.

Statement of Financial Condition

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

December 31, 2005
with Report of Independent Auditors